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                          UNIVERSAL DISPLAY CORPORATION
                             375 PHILLIPS BOULEVARD
                                 EWING, NJ 08618

December 27, 2005

Via EDGAR and Facsimile
-----------------------
Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, DC 20549
Attention:  Daniel Lee, Esquire

Re: Universal Display Corporation (the "Company")
    Registration Statement on Form S-3 (Filing No. 333-129745)
    ----------------------------------------------------------

Dear Mr. Lee:

As per the voicemails exchanged by you and our counsel, Justin W. Chairman of Morgan, Lewis & Bockius LLP, on December 22 and 23, 2005, in accordance with Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective Thursday, December 29, 2005, at 3:00 p.m. Eastern Time or as soon thereafter as practicable.

Pursuant to the letter dated December 7, 2005 from Mark P. Shuman of the Staff to Steven V. Abramson of the Company, in connection with this request for effectiveness, the Company acknowledges the following:

         The disclosure in the filing is the responsibility of the Company. The Company represents to the Commission that should the Commission or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing and the Company represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         The Company further acknowledges, that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

                                                Sincerely yours,

                                                Universal Display Corporation


                                                By:   /s/ Scott C. Bovino
                                                   ----------------------------
                                                      Scott C. Bovino
                                                      Vice President
                                                      and General Counsel

cc: Justin W. Chairman, Esquire